6/5/13



13031626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 5 2013
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB&T Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 8th Floor
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren L. Earnhardt 704.954.1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP.
(Name – *if individual, state last, first, middle name*)

214 North Tryon Street, Suite 3600 (Address) Charlotte (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

OATH OR AFFIRMATION

I, Darren L. Earnhardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DOROTHY M. MITCHELL
NOTARY
PUBLIC
GASTON COUNTY, NC

Signature

Chief Financial Officer

Title

Dorothy M. Mitchell

Notary Public

My commission expires: 8/15/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking and Trust Company)
Index
December 31, 2012



pwc

Independent Auditor's Report

To the Board of Directors and Shareholder of
BB&T Investment Services, Inc.:

We have audited the accompanying statement of financial condition of BB&T Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Branch Banking and Trust Company, as of December 31, 2012.

Management's Responsibility for the Statement of financial condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2013

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 3600, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking and Trust Company)
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	2,236,921
Cash segregated under regulation		50,000
Securities owned, at fair value		40,155,935
Commissions and fee receivable		3,072,211
Receivable from affiliated clearing broker		787,786
Receivable from affiliate		457,126
Income tax receivable from Parent		1,511,706
Furniture, equipment, software and leasehold improvements (less accumulated depreciation of $1,240,850)		108,852
Deferred tax asset		2,425,969
Prepaid assets		1,790,387
Other assets		16,675
Total assets	$	52,613,568
Liabilities and Shareholder's Equity		
Deferred revenue from affiliate	$	1,714,957
Deferred revenue		1,452,246
Compensation payable		2,254,948
Payable to Parent		74,496
Accounts payable and other accrued liabilities		323,896
Total liabilities		5,820,543
Commitments and contingencies (Note 10)		
Shareholder's equity		
Common stock and additional paid in capital:no par;10,000 shares authorized; 10,000 shares issued and outstanding		6,585,732
Retained earnings		40,207,293
Total shareholder's equity		46,793,025
Total liabilities and shareholder's equity	$	52,613,568

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

BB&T Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Branch Banking & Trust Company (the "Parent"), which is a wholly-owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of North Carolina and is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company clears client transactions with an affiliated clearing broker on a fully disclosed basis. The Company provides discount brokerage services, equities, mutual funds, government, corporate and municipal bonds, managed money, and fixed and variable rate insurance annuity products to clients located primarily in the Southeast region of the United States of America. The Company is also registered as an investment adviser with the State of North Carolina.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Clients' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Fair Value Measurements

Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820") provides a framework for measuring fair value which requires that an entity determine fair value based on the exit price from the principal market for the asset or liability being measured. Refer to Note 8 for additional information.

Commission and Trailer Fee Income

Commissions received from sales of annuity products, insurance products, mutual funds and securities are recognized as earned. Trailer fee income is recognized as earned and represents fees pursuant to mutual fund shareholder administration and servicing distribution plans.

Deferred Revenue

Under the terms of certain agreements, the Company earns income related to the sale of managed portfolio products. The agreements provide for either a redemption provision exercisable by the client or a service requirement over defined time periods. Upon the receipt of advanced commissions related to these sales, deferred revenue is recorded and subsequently recognized into income over the redemption or service period. If the redemption provision is exercised by the client prior to expiration, an amount equal to the unearned revenue is refunded by the Company. See note 6 for details of deferred revenue on sales of an affiliate's managed portfolio product. Commissions are paid to the Company's sales agents at the inception of these contracts. The Company records a prepaid asset and subsequently recognizes commission expense over the period from the date of sale through the expiration of the redemption option or service requirement. If the redemption provision is exercised by the client prior to expiration, any unearned commission

compensation on the part of the sales agents is deducted from future compensation of such sales agents.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Cash Segregated under Regulation
Cash segregated under regulation is a special account for the exclusive benefit of customers. Refer to Note 6 for additional information.

Securities Owned
Securities owned represent investments in certain money market mutual funds. These securities are reported at fair value determined based on quoted market prices. All purchases and sales are recorded on a trade date basis.

Furniture, Equipment, Software and Leasehold Improvements
Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Software is for internal use only. Furniture, equipment and software is depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.

Income Taxes
Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

3. Securities Owned

The Company held $40,155,935 in a money market mutual fund at the firm's affiliated clearing broker at December 31, 2012.

4. Commissions and Fee Receivable

The Company executes a substantial amount of its client transactions directly with various mutual fund and annuity companies. As agent, and pursuant to selling and distribution arrangements, the Company receives commission and fee income directly from the respective mutual fund or annuity companies, including affiliated entities.

5. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements consist of the following at December 31, 2012:

	Estimated Useful Life	
Furniture	10 Years	$ 434,274
Equipment	2–5 years	520,128
Leasehold improvements	2–5 years	6,790
Software	2–5 years	388,510
		1,349,702
Less: Accumulated depreciation and amortization		(1,240,850)
		$ 108,852

6. Related Party Transactions

From time to time, the Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business.

Cash and Cash Equivalents
The Company had $2,236,921 of cash on deposit with the Parent at December 31, 2012 that is non-interest bearing.

Cash Segregated Under Regulation
The Company had $50,000 of cash on deposit with the Parent at December 31, 2012 in a restricted cash account for the exclusive benefit of customers. Refer to Note 2 for additional information.

Receivable from Affiliated Clearing Broker
The Company entered into an agreement with an affiliated broker-dealer whereby the broker acts as the Company's clearing broker. The affiliated clearing broker executes the Company's client transactions, extends margin credit to the Company's clients secured by the clients' securities, clears transactions and acts as custodian. The Company uses the affiliated clearing broker's systems to support daily operations.

Amounts receivable from the affiliated clearing broker of $787,786 primarily represent amounts due for commissions earned on client transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines. Outstanding margin balances held by the affiliated clearing broker related to the Company's clients totaled $7,399,949 at December 31, 2012.

Income Tax Receivable from Parent
The Company had $1,511,706 in income tax receivable from the Parent at December 31, 2012, presented in the statement of financial condition.

Parent Services
The Parent and its subsidiaries provided certain management, operational, finance, information technology, rent and communication, and other support services to the Company. The Corporation also allocates costs to the Company for certain qualified and non-qualified retirement and defined contribution plans, as well as providing health care, life insurance benefits and other benefits. The Company had $74,496 of intercompany payables to the Parent and its subsidiaries related to these support services at December 31, 2012, which is presented in payable to Parent in the statement of financial condition.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included in the statement of financial condition, and deferred tax liabilities at December 31, 2012, are presented below:

Deferred tax assets	
Deferred Compensation	$ 991,238
Unearned Income	1,211,130
Expense Accruals	403,073
Other	649
Total deferred tax assets	2,606,090
Deferred tax liabilities	
Depreciation	(38,242)
Other	(141,879)
Total deferred tax liabilities	(180,121)
Net deferred tax asset	$ 2,425,969

The Company has no valuation allowance against deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company has evaluated the requirements of ASC 740, *Income Taxes*. The Company did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2012. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Tax years subsequent to 2008 are open for examination.

8. Fair Value of Financial Instruments

Topic 820 established a framework for measuring fair value and defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also established a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Company holds a money market mutual fund with a fair value of $40,155,935 at December 31, 2012 that is measured as a Level 1 asset.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company held no Level 2 assets at December 31, 2012.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Company held no Level 3 assets during 2012.

9. Commitments and Contingencies

In the normal course of business, securities transactions of brokerage clients of the Company are introduced and cleared through an affiliated clearing broker on a fully disclosed basis. The affiliated clearing broker may re-hypothecate certain securities held on behalf of the company. Additionally, pursuant to the terms of the agreement between the Company and the affiliated clearing broker, the affiliated clearing broker has the right to charge the Company for unsecured losses that result from a client's failure to complete such transactions. The Company has the right to pursue collection or performance from clients who do not perform under their contractual obligation. For the year ended December 31, 2012, there have been no such unsecured losses recognized by the Company. The Company is unable to reasonably forecast future losses that could occur as a result of a client's failure to complete a transaction.

Additionally, clients may carry margin balances with the affiliated clearing broker. Based on the terms of the indemnity agreement between the affiliated clearing broker and the Company, the Company would be held liable in the event of client default in this extension of credit. Margin balances are secured by securities in the client account and are maintained within maintenance requirements established by the affiliated clearing broker. To date, there have been no losses associated with this activity.

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. Management believes that there are no losses or expenses relating to regulatory matters that require accrual.

The nature of the Company's business results in a certain amount of litigation. The Company is involved in various legal proceedings, all of which are considered incidental to the normal conduct of business. Based on the information currently available, advice of counsel, available insurance coverage and established reserves, the Company's management believes that liabilities, if any, arising from these proceedings will not have a materially adverse effect on the financial condition, results of operations, or cash flows of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial condition, results of operations or cash flows.

The Company's activities may expose them to off-balance sheet credit and market risk in the event the client or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit quality of the client or issuer of the instrument held as collateral.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2012, the Company's net capital under the rule was $36,770,501 which was $36,382,465 in excess of the minimum required net capital of $388,036.

11. Subsequent Events

The Company has evaluated subsequent events and has determined there are none requiring disclosure through the date of these financial statements.